Exhibit 4.7

DESCRIPTION OF COMMON STOCK

The following description sets forth certain material terms and provisions of our common stock, $0.0001 par value per share (our “Common Stock”), and summarizes relevant provisions of Delaware law relating to our Common Stock. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and our second amended and restated certificate of incorporation, as amended (our “Certificate of Incorporation”), and our by-laws, as amended (our “Bylaws”). As used herein, the terms the “Company,” “we,” “us” and “our” refer to Daseke, Inc.

Authorized and Outstanding Stock

Our Certificate of Incorporation authorizes the issuance of 260 million shares of capital stock, consisting of 250 million shares of Common Stock and 10 million shares of preferred stock, $0.0001 par value (the “Preferred Stock”), 650,000 of which have been designated as 7.625% Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and the remaining 9.35 million of which are undesignated.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designations for any series of Preferred Stock, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to the terms of the Series A Preferred Stock, holders of Common Stock will be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by the Company’s board of directors (our “Board”) from time to time out of any assets or funds of the Company legally available therefor, and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them, after the rights of the holders of the Preferred Stock have been satisfied.

Preemptive or Other Rights

The holders of Common Stock have no preemptive or other subscription rights.

Election of Directors

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

Our Certificate of Incorporation provides that shares of Preferred Stock may be issued from time to time in one or more series. Our Board will be authorized to provide for the issuance of shares of the Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board will be able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our Common Stock and could have anti-takeover effects.

Series A Preferred Stock Limitations on Common Stock

The Series A Preferred Stock is senior to our Common Stock as to dividend rights and liquidation preference and is be convertible into shares of Common Stock. The Series A Preferred Stock contains terms prohibiting the payment of cash dividends on our Common Stock and the repurchase or redemption of our Common Stock unless at the time of such payment, repurchase or redemption (i) all accumulated dividends on the Series A Preferred Stock are paid or set aside and (ii) the payment of the dividend in respect of the Series A Preferred Stock for the most recent dividend period has been paid in cash or has been declared with the set-aside of a sum sufficient for payment thereof.

Dividends on the Series A Preferred Stock are cumulative at the Dividend Rate. The “Dividend Rate” is the rate per annum of 7.625% per share of Series A Preferred Stock on the liquidation preference (which is $100.00 per share). Dividends on the Series A Preferred Stock will accrue for all fiscal periods during which the Series A Preferred Stock is outstanding, regardless of whether we have earnings in such period, whether there are funds legally available for the payment of such dividends and whether or not the dividends are authorized or declared.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Some provisions of our Certificate of Incorporation and Bylaws could make the acquisition of control of our Company and/or the removal of our existing management more difficult, including the following:

•	Board of Directors Vacancies. Subject to the rights of holders of any series of Preferred Stock to elect directors as set forth in our Certificate of Incorporation, our Board fixes the size of the Board, may create new directorships and may appoint new directors to serve until the next annual meeting of stockholders and until such director’s successor shall have been duly elected and qualified. Our Board (or its remaining members, even though less than a quorum) also may fill vacancies on the Board occurring for any reason for a term expiring at the next annual meeting of stockholders and until such director’s successor shall have been duly elected and qualified.
•	Issuance of Undesignated Preferred Stock. Our Board may issue Preferred Stock, without any vote or further action by the stockholders, with rights and preferences, including super voting, special approval, dividend or other rights or preferences on a discriminatory basis.
•	Special Meeting of Stockholders. Subject to the rights of holders of any series of Preferred Stock and to the requirements of applicable law, as set forth in our Certificate of Incorporation and Bylaws, special meetings of stockholders may be called only by the chairman of our Board, our Chief Executive Officer or our Board, and not by our stockholders.
•	Amendment of Bylaws. Our Board may adopt, amend, alter or repeal our Bylaws without a vote of the stockholders.
•	Stockholder Action. All stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting.
•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. We have advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, which generally require that stockholder proposals and nominations be provided to us between 90 and 120 days before the anniversary of our last annual meeting in order to be properly brought before a stockholder meeting.
•	Exclusive Forum. Our Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, employees or agents to us or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the Company that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of, and consented to, the provisions of our Certificate of Incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, employees or agents, which may discourage such lawsuits against the Company and such persons.

The enforceability of similar exclusive forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Company’s Certification of Incorporation is inapplicable or unenforceable. For example, the choice of forum provisions summarized above are not intended to, and would not, apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or other claim for which the federal courts have exclusive jurisdiction. Additionally, there is uncertainty as to whether the Company’s choice of forum provisions would be enforceable with respect to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or other claims for which the federal courts have concurrent jurisdiction, and in any event stockholders will not be deemed to have waived the Company’s compliance with federal securities laws and rules and regulations thereunder.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and that these benefits outweigh the disadvantages of discouraging the proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Certain Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” (as defined in Section 203 of the DGCL and which includes a merger or sale of more than 10% of a company’s assets) with an “interested stockholder” (as defined in Section 203 of the DGCL and which generally includes a person owning 15% or more of a company’s outstanding voting stock).

However, the above provisions of Section 203 do not apply if:

•	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or
•	on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.